File No.82-34675

06010686

Our Ref : BS(2006)025(JL)

1 February 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 31 January 2006 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

香港花園道1號
1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2826 6888
傳真 Fax: (852) 2810 5963
電傳 Telex: 73772 BKCHI HX

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

SUPPL

Submission Details

Date/Time submitted	01/02/2006	09:47:27	Submitted By	02388P03
Date/Time Approved	01/02/2006	09:47:28	Approved By	02388P02
Submission No.	EBIS-060201-00002		Status	Approved

Company Code	LM02388	BOC Hong Kong (Holdings) Limited	
Your Capacity			
Announcement Category	Unvetted	Announcement Type	Monthly Return I
Contact Person	Jason C. W. Yeung		
Contact No.	2846 2700		

For the month ended : 31/01/2006

Name of Company	LM02388	BOC Hong Kong (Holdings) Limited	
Contact Person	Jason C. W. Yeung		
Contact Telephone No.	2846 2700	Date submitted	01/02/2006

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code :	2388	Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month	20,000,000,000	HKD 5.00	100,000,000,000
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month	20,000,000,000	HKD 5.00	100,000,000,000

(2) Stock Code :		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month		HKD	

2. Preference Shares

Stock Code :		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month		HKD	

3. Other Classes of Shares

Stock Code :		Description :	
	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month		HKD	

Total Authorised Share Capital at the end of the Month HKD 100,000,000,000

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	(2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	10,572,780,266			
Increase/(Decrease) during the month				
Balance at close of the month	10,572,780,266			

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

Ordinary (1)
Ordinary (2)
Preference
Other Class

Total Exercised Money During the Month HKD

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1.	( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
2.	( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
3.	( ) Stock Code	HKD				Ordinary (1) Ordinary (2) Preference

Subscription Price HKD						Other Class
4.	HKD					
						Ordinary (1)
( )						Ordinary (2)
Stock Code						Preference
Subscription Price HKD						Other Class

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.	HKD				
					Ordinary (1)
Stock Code					Ordinary (2)
Subscription Price HKD					Preference
					Other Class
2.	HKD				
					Ordinary (1)
Stock Code					Ordinary (2)
Subscription Price HKD					Preference
					Other Class
3.	HKD				
					Ordinary (1)
Stock Code					Ordinary (2)
Subscription Price HKD					Preference
					Other Class

Other Issues of Shares

Type of Securities				No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		
				Ordinary (1)
				Ordinary (2)
				Preference
				Other Class
2. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		
				Ordinary (1)
				Ordinary (2)
				Preference
				Other Class
3. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		
				Ordinary (1)
				Ordinary (2)
				Preference
				Other Class
4. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		
				Ordinary (1)

			Ordinary (2) Preference Other Class
5.**Bonus Issue**		Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
6.**Repurchase of share**		Cancellation Date: (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
7.**Redemption of share**		Redemption Date: (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
8.**Other** (Please specify)	At Price : HKD	Issue and allotment date	Ordinary (1) Ordinary (2) Preference Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name Jason C. W. Yeung

* Title Company Secretary

OK

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.